Exhibits

Exhibit 99.6

In connection with the Annual Report on Form 20-F of The “Shell” Transport and Trading Company, p.l.c., a public limited company organised under the laws of England (the “Company”) for the period ending December 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), each of the undersigned officers of the Company certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, to such officer’s knowledge, that:

1.)	the Report fully complies, in all material respects, with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.)	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for, the periods presented in the Report.

The foregoing certification is provided solely for purposes of complying with the provisions of Section 906 of the Sarbanes-Oxley Act of 2002 and is not intended to be used or relied upon for any other purpose.

London

/s/ Malcolm Brinded

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Malcolm Brinded

Managing Director

/s/ Tim Morrison

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Tim Morrison

Acting Chief Financial Officer

June 30, 2004

Royal Dutch/Shell Group of Companies E 15